UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42594

IOTHREE LIMITED

(Translation of registrant’s name into English)

161 Kallang Way, #07-08

Mapletree Hi-Tech @ Kallang Way, Singapore 349247

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Extraordinary General Meeting of Members and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2026	IOTHREE LIMITED

	By:	/s/ Eng Chye Koh
Eng Chye Koh
Chairman of the Board and Chief Executive Officer

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